SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding appointment of vice president of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 23, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Appointment of Vice President

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) hereby announces that Mr. Yu Xizhi has been appointed as Vice President of Sinopec Corp. with a term commencing from 23 July 2020 to 15 May 2021.

The biography details of Mr. Yu Xizhi are as follows:

Yu Xizhi, aged 58. Mr Yu is a professor-level senior engineer with a Ph.D. degree. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrent General Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company. In January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he served an interim position at the Standing Committee of the CPC Anqing Municipal Committee. In July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. Since April 2017, Mr. Yu has been Director General of Human Resources Department of Sinopec Corp. In June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp. Since December 2019, he was appointed as president of human resource department of Sinopec Corp. and the Director General of organization department of China Petrochemical Corporation. In January 2020, he was elected as director of the board of directors of China Petrochemical Corporation.

The Board would like to take this opportunity to welcome Mr. Yu Xizhi to serve as Vice President of Sinopec Corp.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
23 July 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 24, 2020